EXHIBIT 99.3

REDACTED VERSION
FIRST AMENDING AGREEMENT
TO
AMENDED AND RESTATED CREDIT AGREEMENT
BETWEEN:
PENGROWTH ENERGY CORPORATION
(AS BORROWER)
- and -
THE FINANCIAL INSTITUTIONS
NAMED ON THE SIGNATURE PAGES HERETO
(IN THEIR CAPACITIES AS LENDERS)
- and -
ROYAL BANK OF CANADA
(AS ADMINISTRATIVE AGENT)
- and -
RBC CAPITAL MARKETS
(AS LEAD ARRANGER AND SOLE BOOKRUNNER)
- and -
BANK OF MONTREAL
(AS SYNDICATION AGENT)
- and -
THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE and
THE TORONTO-DOMINION BANK
(AS CO-DOCUMENTATION AGENTS)
March 25, 2019
Blake, Cassels & Graydon LLP
Goodmans LLP

REDACTED VERSION
FIRST AMENDING AGREEMENT
THIS AGREEMENT is made as of March 25, 2019
BETWEEN:
PENGROWTH ENERGY CORPORATION, a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),
OF THE FIRST PART,
- and -
THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.
WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:
1.           Interpretation
1.1.        In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Base Expense Budget" means the monthly expense budget of the Borrower previously delivered to the Agent and the Lenders on March 20, 2019.
"Controllable Expenses" means the following expenses of the Borrower and its Subsidiaries:
(a)	operating costs (including general and administrative expenses and professional fees of the Borrower's legal and financial advisors) as identified in the Base Expense Budget as "Operating Costs";
(b)	capital expenditures (including expenditures for acquisitions of assets) as identified in the Base Expense Budget as "Capital Expenditures";

(c)	payroll as identified in the Base Expense Budget as "Payroll"; and
(d)	gross-up for goods and services tax as identified in the Base Expense Budget as "Gross-Up for GST (5%)".
"Credit Agreement" means the amended and restated credit agreement dated as of October 12, 2017 between the Borrower, the Lenders and the Agent.
"Negative Controllable Expenses Variance" means, in respect of any calendar month, the amount, expressed in Canadian Dollars, by which the actual aggregate amount of all Controllable Expenses listed in items (a) through (d) of the definition thereof for such month is greater than the projected aggregate amount of all Controllable Expenses listed in items (a) through (d) of the definition thereof for such month as shown in the Base Expense Budget.
"Positive Controllable Expenses Variance" means, in respect of any calendar month, the amount, expressed in Canadian Dollars, by which the actual aggregate amount of all Controllable Expenses listed in items (a) through (d) of the definition thereof for such month is less than the projected aggregate amount of all Controllable Expenses listed in items (a) through (d) of the definition thereof for such month as shown in the Base Expense Budget.
"WCS Differential Hedges" means those Swaps transacted on or prior to the date hereof, the particulars of which are set forth on Schedule A hereto.
"WTI Hedges" means those Swaps transacted on or prior to the date hereof, the particulars of which are set forth on Schedule B hereto.
1.2.        Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3.       The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4.        This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
2.           Amendments, Supplements, Agreements and Acknowledgements
2.1.        Changes to Definitions
Section 1.1 of the Credit Agreement is hereby amended by:
(a)	deleting therefrom "Cdn. $35,000,000" in the definition of "Excess Cash" and substituting therefor "Cdn. $10,000,000"; and
(b)	deleting therefrom the definitions of "Libor Interest Date", "Libor Interest Period", "Maturity Date" and "Standard Term" in their entirety and substituting therefor the following:
"Libor Interest Date" means the date falling on the last day of each Libor Interest Period;

"Libor Interest Period" means, with respect to each Libor Loan, the period (subject to availability) of one (1) month (as selected by the Borrower and notified to the Agent pursuant to Section 3.5) commencing on and including the Drawdown Date or Conversion Date, as the case may be, applicable to such Libor Loan and ending on and including the last day of such period, and thereafter in connection with a Rollover of a Libor Loan, each successive period (subject to availability) of one (1) month (as selected by the Borrower and notified to the Agent pursuant to Section 3.5) commencing on and including the last day of the prior Libor Interest Period;
"Maturity Date" means July 29, 2019, which Maturity Date:
(a)
shall automatically be extended without any further action by any of the parties hereto from July 29, 2019 to August 29, 2019 on July 29, 2019 unless, on or before July 19, 2019, the Agent, on behalf of the Majority Lenders (in their sole and absolute discretion), has advised the Borrower in writing that such July 29, 2019 Maturity Date shall not be extended, in which case, the Maturity Date shall, for certainty, continue to be July 29, 2019; and

(b)
if the Maturity Date has been automatically extended to August 29, 2019 pursuant to subparagraph (a) above, then such August 29, 2019 Maturity Date shall automatically be extended without any further action by any of the parties hereto from August 29, 2019 to September 30, 2019 on August 29, 2019 unless, on or before August 19, 2019, the Agent, on behalf of the Majority Lenders (in their sole and absolute discretion), has advised the Borrower in writing that such August 29, 2019 Maturity Date shall not be extended, in which case, the Maturity Date, shall, for certainty, continue to be August 29, 2019;

"Standard Term" means the term to maturity of a Bankers' Acceptance for which a quote is available in respect of such Bankers' Acceptance on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuter Monitor Money Rates Service, provided such term to maturity is equal to one (1) months' duration;
2.2.        Changes to Representations and Warranties
Section 2.1 of the Credit Agreement is hereby amended by: (a) deleting "; and" at the end of subparagraph (r) thereof and substituting therefor ";"; (b) deleting "." at the end of subparagraph (s)(ix) thereof and substituting therefor "; and"; and (c) adding a new subparagraph (t) immediately after the existing subparagraph (s) thereof as follows:
(t)
Excess Cash: the Borrower does not have any Excess Cash and, after giving effect to any request by the Borrower for Borrowings pursuant to Section 3.4 and the application of the proceeds thereof, the Borrower will not have any Excess Cash.

2.3.        Reduction of Minimum Borrowings for Cdn. Prime Loans and U.S. Base Rate Loans

Section 3.4 of the Credit Agreement is hereby amended by:
(a)	deleting in subparagraph (a) thereof "Cdn. $10,000,000" and substituting therefor "Cdn. $1,000,000"; and

(b)	deleting in subparagraph (b) thereof "U.S. $10,000,000" and substituting therefor "U.S. $1,000,000".
2.4.        Changes to Financial Covenants
 Section 8.3 of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:
8.3          Financial Covenant
 During the term of this Agreement, regardless of whether the Borrower has any Borrowings hereunder, the Borrower covenants with the Agent and the Lenders that the Interest Coverage Ratio shall not be less than:
(a)          for the Fiscal Quarter ending December 31, 2018, 1.01 to 1.00;
(b)          for the Fiscal Quarter ending March 31, 2019, 1.13 to 1.00; and
(c)          for the Fiscal Quarter ending June 30, 2019, 1.19 to 1.00.
2.5.        Changes to Schedules
 Schedules B and C of the Credit Agreement are hereby deleted in their entirety and substituted with new Schedules B and C thereto as set forth in Schedule C to this Agreement.
2.6.        Changes to Events of Default
 Section 10.1 of the Credit Agreement is hereby amended to add the following new subparagraph (g.1) immediately after the existing subparagraph (g) thereof as follows:
(g.1)
Breach of Additional Information Covenant: if there is a breach or failure of due performance of any of the covenants or agreements in Section 8.1(o) for a period of five (5) Business Days after written notice of such breach or failure shall have been given by the Agent to the Borrower.

2.7.        Conforming Changes
 To give effect to the amendments to the Credit Agreement set forth in Section 2.1 through to and including Section 2.6 hereof, the Credit Agreement is further hereby amended by:
(a)	deleting the definitions of "Anniversary Date", Extending Lender", "Non-Extending Lender", "Requested Lender" and "Subject Maturity Date" set forth in Section 1.1 in their entirety;
(b)	deleting subparagraph (e)(ii) of Section 3.6 of the Credit Agreement in its entirety and substituting therefor the following:
(ii)          subject to availability, have a Standard Term (excluding days of grace).
(c)	deleting Section 3.15 thereof in its entirety; and
(d)	deleting subparagraph (k)(ii) of Section 3.8 of the Credit Agreement in its entirety and substituting therefor the following:

(ii)   Each Fronting Lender shall be a Fronting Lender until the Maturity Date.
2.8.         Agreements Respecting WTI Hedges, WCS Differential Hedges, Reporting on Controllable Expenses and Acquisition of Petroleum and Natural Gas Rights
During the term of the Credit Agreement, in addition to and without derogating from, limiting or otherwise affecting in any manner the obligations of the Borrower under the Credit Agreement, the Borrower covenants with each of the Lenders and the Agent that:
(a)         WTI Hedges and WCS Differential Hedges: the Borrower shall not and shall not permit any of the other Loan Parties to, without the prior written consent of the Majority Lenders:
(i)	unwind or terminate (or seek or provide any consent or waiver of like effect) any of the WTI Hedges or the WCS Differential Hedges; or
(ii)	amend, modify or terminate (or seek or provide any consent or waiver of like effect) any of following provisions of any of the Swaps governing the WTI Hedges or the WCS Differential Hedges:
(A)
any provision thereof which provides for, or relates to, the financial terms of such WTI Hedges or such WCS Differential Hedges (including any definition used in any of the financial terms of such WTI Hedges or such WCS Differential Hedges); or

(B)
any other provision thereof (to the extent not expressly referred to above) if such amendment, modification, termination, consent or waiver (as applicable) would have or would reasonably be expected to have a Material Adverse Effect or would be material or adverse to the rights or interests of the Agent, the Lenders, the Hedging Affiliates or the Cash Manager,

or take any step or action to do any of the foregoing (but, for certainty, excluding the termination thereof on the scheduled maturity date thereof);

(b)
Controllable Expenses Variance Reporting: in respect of each month beginning with April 2019 and ending with September 2019, the Borrower shall furnish to the Agent, as soon as available and in any event within 15 days after the end of each calendar month, a written report summarizing the Borrower's and its Subsidiaries' actual Controllable Expenses for such calendar month and the Negative Controllable Expenses Variance or Positive Controllable Expenses Variance, as the case may be, for such calendar month, each such report to be in a form and with such level of detail as shall be satisfactory to the Lenders, acting reasonably, and which shall include the Borrower's certification that the information contained therein is true, complete and accurate in all material respects as at the end of such calendar month and as at the date of the furnishing of the same to the Agent; and

(c)
No Acquisition of Petroleum and Natural Gas Rights: from and after the date hereof, the Borrower shall not and shall not permit any of the other Loan Parties to, without the prior written consent of the Majority Lenders, purchase, acquire, lease, have assigned to any of them, assume the obligations in respect of, or be granted or have created in any of their favour any in rem right or interest in, to or against, any Petroleum and Natural Gas Rights, by whatever means effected, other than those existing as of the date hereof and other than: (a) pursuant to binding obligations of the Loan Parties existing prior to the date hereof; or (b) the purchase, acquisition, leasing, assignment, assumption, granting, creation of Petroleum and Natural Gas Rights which have, in the aggregate, uninflated and undiscounted asset retirement obligations associated therewith of less than Cdn. $[AMOUNT REDACTED].
2.9.         Additional Events of Default
In addition to and without derogating from, limiting or otherwise affecting in any manner the other provisions of the Credit Agreement, the parties hereto agree that:
(a)
Breach of Covenants in this Agreement: (i) if there is a breach or failure by the Borrower to comply with the provisions of subparagraph (a) or subparagraph (c) of Section 2.8 hereof, then, upon the Agent giving written notice thereof to the Borrower, such breach or failure shall constitute, and shall be deemed to constitute, an immediate Event of Default under the Credit Agreement and the other Loan Documents for all purposes thereof and (ii) if there is a breach or failure by the Borrower to comply with the provisions of subparagraph (b) of Section 2.8 hereof, then such breach or failure shall constitute, and shall be deemed to constitute, an Event of Default under the Credit Agreement and the other Loan Documents for all purposes thereof after three (3) Business Days following the giving of written notice of such breach or failure by the Agent to the Borrower; or

(b)	Controllable Expenses Variance Test: if, in the period beginning on April 1, 2019 and ending on September 30, 2019:
(i)	at any time, there exists a Negative Controllable Expenses Variance greater than Cdn. $[AMOUNT REDACTED]; or
(ii)
at any time, the difference between (A) the aggregate of all Negative Controllable Expenses Variances less (B) the aggregate of all Positive Controllable Expenses Variances is greater than Cdn. $[AMOUNT REDACTED] on a cumulative basis, then, upon the Agent giving written notice thereof to the Borrower, an Event of Default shall be deemed to have immediately occurred and be continuing under the Credit Agreement and the other Loan Documents for all purposes thereof.
3.           [FEE REDACTED]
4.           Representations and Warranties
The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:
(a)          Capacity, Power and Authority
(i)
It is duly amalgamated and is validly subsisting under the laws of the Province of Alberta and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.
(b)          Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.
(c)          Compliance with Other Instruments
The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or either of the Note Purchase Agreements or of any other agreement, lease, licence, permit or other instrument to which the Borrower is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the licence, consent or approval of or advance notice to or advance filing with any governmental agency or regulatory authority.
(d)          Credit Agreement Representations and Warranties
Each of the representations and warranties of the Borrower set forth in Section 2.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof other than any representations and warranties which expressly speak of an earlier date.
(e)          No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the agreements and supplements to the Credit Agreement contemplated hereby.
(f)          Subsidiaries
The Borrower has no Subsidiaries other than Pengrowth U.S. Corporation and Pengrowth Energy Marketing Corporation and there are no Designated Subsidiaries.
(g)          Other Guarantees
No Subsidiary has provided any guarantee in favour of any of the holders of the Notes under the Note Purchase Agreements.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' legal counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

5.          Conditions Precedent
The amendments, supplements, agreements and acknowledgements contained in Section 2 of this Agreement shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:
(a)	the Borrower shall have paid to the Agent, for each Lender, the extension fee required to be paid pursuant to Section 3 hereof;

(b)	each Loan Party shall have delivered to the Agent:
(i)	a certified copy of the Base Expense Budget, in form and substance satisfactory to the Lenders;
(ii)	as and if applicable, a current certificate of status, good standing or compliance;
(iii)	certified copies of its articles and by-laws or equivalent constating documents or governing agreements;
(iv)	certified copies of all applicable resolutions authorizing the Credit Facility, Loan Documents and transactions contemplated hereby and thereby; and
(v)	certificates of incumbency in respect of the persons executing and delivering the Loan Documents to which it is a party;
(c)
no Default or Event of Default shall have occurred and be continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contained herein, and the Borrower shall have delivered to the Agent and the Lenders a certificate of the Borrower certifying the same; and

(d)
each of the representations and warranties set forth in Section 4 hereof shall be true and correct in all respects both before and immediately after the coming into effect of the amendments and supplements to the Credit Agreement contained herein, and the Borrower shall have delivered to the Agent and the Lenders a certificate of the Borrower certifying the same.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).
6.           Confirmation of Credit Agreement and other Loan Documents
The Credit Agreement and the other Loan Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such agreements and supplements being effective from and as of the date hereof.

7.           Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as shall be reasonably required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.
8.           Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.
9.           Time of Essence
Time shall be of the essence of this Agreement.
10.         Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

PENGROWTH ENERGY CORPORATION

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

LENDERS:

ROYAL BANK OF CANADA

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

BANK OF MONTREAL

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

THE BANK OF NOVA SCOTIA

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

THE TORONTO-DOMINION BANK

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

NATIONAL BANK OF CANADA

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

MUFG UNION BANK, N.A.

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

ATB FINANCIAL

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

SUMITOMO MITSUI BANKING CORPORATION, CANADA BRANCH

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

HSBC BANK CANADA

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

CITIBANK, N.A., CANADIAN BRANCH

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

AGENT:

ROYAL BANK OF CANADA, in its capacity as Agent

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

SCHEDULE A
[HEDGING DETAILS REDACTED]

SCHEDULE B
[HEDGING DETAILS REDACTED]

SCHEDULE C

NEW SCHEDULES B AND C TO CREDIT AGREEMENT

Schedule B to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF BORROWING, REPAYMENT, PREPAYMENT OR
CANCELLATION OF TOTAL COMMITMENT
Date:
Royal Bank of Canada
Agency Services Group
Royal Bank Plaza, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario M5H 1C4

Attention: Manager, Agency Services Group

[Royal Bank of Canada
Suite 3900, 888 – 3rd Street S.W.
Calgary, Alberta
T2P 5C5
Attention: Senior Manager] [Note: To be included only with respect to requests for Swingline Loans.]

Dear Sirs:
We refer to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.
We hereby give notice of our request for a [Accommodation, repayment, and/or cancellation of Total Commitment or a portion thereof] pursuant to Section [3.4, 3.9, 3.14 or 4.3] of the Credit Agreement as follows:
1.	Amount of [Accommodation, prepayment or repayment] [Cdn. $ or U.S. $].
2.	Date of [Accommodation, repayment, prepayment and/or cancellation of Total Commitment or a portion thereof].
3.
[If applicable]. Nature of [Accommodation, repayment or prepayment] is by way of a [Cdn. Prime Loan, U.S. Base Rate Loan, Libor Loan, Bankers' Acceptance, Swingline Loan of ________ and, if applicable, BA Equivalent Advance or Letter of Credit)].

4.	[If applicable]. The amount of the Total Commitment to be cancelled is Cdn. $____________
5.	[If applicable; Libor Interest Period must be one (1) month]. The Libor Interest Period for the Libor Loan is one (1) month.
6.	[If applicable] We hereby request that the [Lenders/Schedule II/III Lenders] purchase Bankers' Acceptances at the applicable Discount Rate.
7.
[If applicable - when Lenders not purchasing Bankers' Acceptances; term must be one (1) month]. We will forward a Notice of Borrowing by way of Bankers' Acceptance in the form of Schedule C to the Credit Agreement on [the Drawdown Date]. The term of each such Bankers' Acceptance shall be for a period of one (1) month, maturing on ___________.

8.
[If applicable - when Purchasing Lenders are purchasing Bankers' Acceptance]. Please forward the funding particulars with respect to the Bankers' Acceptance on [the Drawdown Date]. The term of each such Bankers' Acceptance shall be for a period of one (1) month, maturing on ___________.

9.	[If applicable in the case of a Fronted Letter of Credit issued under Section 3.8] Enclosed is a Letter of Credit Application in the applicable Fronting Lender's customary form.
10.
We hereby confirm that each condition precedent referred to in Section 7.2 of the Credit Agreement in regard to a Drawdown Date is satisfied on the date hereof and will be satisfied on the Drawdown Date.

11.
[Insert for a Borrowing on a Drawdown Date] We hereby represent and warrant that after giving effect to the proposed Accommodation and the application of proceeds thereof, the Borrower would not have any Excess Cash.

Yours truly,

PENGROWTH ENERGY CORPORATION

Per:
Name:
Title:

Schedule C to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF BORROWING BY WAY OF BANKERS' ACCEPTANCE

Date:
Royal Bank of Canada
Agency Services Group
Royal Bank Plaza, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario M5H 1C4

Attention: Manager, Agency Services Group

Dear Sirs:
We refer to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.
In accordance with Section 3.6 of the Credit Agreement, we confirm our instructions regarding the issuance of the following Bankers' Acceptances for value on ____________.
Each should be dated so as to mature on ______________, resulting in a term of days.
Particulars in respect of such Bankers' Acceptances are as set out in Exhibit 1 attached hereto.
We hereby confirm that each condition precedent referred to in Section 7.2 of the Credit Agreement in regard to a [Drawdown Date/Conversion Date] will be satisfied on the [Drawdown Date/Conversion Date].
We hereby represent and warrant that after giving effect to the issuance of the foregoing Bankers' Acceptances and the application of proceeds thereof, the Borrower would not have any Excess Cash.

Yours truly,

PENGROWTH ENERGY CORPORATION

Per:
Name:
Title:

Exhibit 1 to Notice of Borrowing by way of Bankers' Acceptances
CONFIRMATION OF BANKERS' ACCEPTANCES FUNDING DETAILS
Name of Lender	Royal Bank of Canada	Bank of Montreal	The Bank of Nova Scotia	Canadian Imperial Bank of Commerce	The Toronto- Dominion Bank	National Bank of Canada	MUFG Union Bank, N.A.	Sumitomo Mitsui Banking Corporation, Canada Branch	HSBC Bank Canada	Citibank, N.A., Canadian Branch	ATB Financial
Amount
Discount Rate
Price
Discount Proceeds
Acceptance Fee
Net Proceeds
Purchaser
Term

*Non-Acceptance Lender

Note: if any Non-Acceptance Lenders include particulars of BA Equivalent Advance